Mail Stop 3030

January 15, 2009

Mr. Evan Slavitt, Esq.
Vice President for Business and Legal Affairs
AVX Corporation
801 17th Avenue South
Myrtle Beach, South Carolina 29577

> **Re: AVX Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed May 19, 2008**
> **File No. 001-07201**

Dear Mr. Slavitt:

We have reviewed your letter dated November 19, 2008 and have the following comment. Where indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 41

1.   We note your response to our prior comment 1 and your sample disclosure. In your sample disclosure you state AVX has engaged in a "variety of related party transactions, including without limitation, the transactions referred to in Note [14] in the notes to Consolidated Financial Statements in AVX's Annual report on Form 10-K." It is unclear how stating that there are a "variety" of transactions without identifying them specifically here will satisfy the disclosure requirements of Item 404(a) of Regulation S-K. Also, from your statement "including without limitation" it appears you may have additional related party transactions that are not disclosed. Finally, you state that you have several ongoing relationships with Kyocera "the more significant of which are described below." If these "more significant" transactions are the only transactions for which disclosure under Item 404(a) is required, it is unclear why you do not clearly state that fact in your disclosure and provide the specific information about the transactions required under Item 404(a). Please confirm that in future filings, as applicable, you will disclose all related party transactions required to be disclosed under Item 404(a) of Regulation S-K

and not include language, as identified above, which suggests that material transactions may not be disclosed or are disclosed elsewhere.

Please respond to our comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Joe McCann at (202) 551-6262 or me at (202) 551-3637 with any questions.

Sincerely,

Jay Mumford
Attorney-Advisor